[Chapman and Cutler LLP Letterhead]

October 21, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 19, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to Innovator Equity Defined Protection ETF – 1 Yr January, Innovator Equity Defined Protection ETF – 1 Yr February, Innovator Equity Defined Protection ETF – 1 Yr March, Innovator Equity Defined Protection ETF – 1 Yr April, Innovator Equity Defined Protection ETF – 1 Yr May, Innovator Equity Defined Protection ETF – 1 Yr June, Innovator Equity Defined Protection ETF – 1 Yr November and Innovator Equity Defined Protection ETF – 1 Yr December (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will respond to the Staff at least five business days before effectiveness. Where the Registration Statement for each Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff requests confirmation that each Fund’s next filing will consist of a full registration statement, including all exhibits.

Response to Comment 2

The Registrant confirms that it will submit a full registration statement with all exhibits required by Form N-1A in its next post-effective amendment.

Comment 3 – General

The Staff notes that certain information is blank in each Registration Statement. Please ensure that all the disclosures are updated and please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 3

The Trust confirms that it will endeavor to provide the Staff with completed drafts via supplemental correspondence at least five business days prior to the date of effectiveness of the registration statements.

Comment 4 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – General

The Staff notes there should not be any material differences to the extent that the disclosure is similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings.

Response to Comment 5

The Trust confirms the Registration Statement contains no material differences in disclosure.

Comment 6 – General

Please summarize the Trust’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for the Fund and its precedent fund (the “Precedent Fund”) for each Fund’s selective review request. Please indicate any materials differences between the current filings and any similar filings.

Response to Comment 6

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Cap. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Equity Defined Protection ETF – 1 Yr January Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1223 Accession No.: 0001213900-24-062962	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr February Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1224 Accession No.: 0001213900-24-062967	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr March Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1225 Accession No.: 0001213900-24-062971	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr April Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1226 Accession No.: 0001213900-24-062975	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr May Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1227 Accession No.: 0001213900-24-062979	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr June Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1228 Accession No.: 0001213900-24-062982	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr November Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1221 Accession No.: 0001213900-24-062956	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438
Innovator Equity Defined Protection ETF – 1 Yr December Filing date: July 19, 2024 Post-Effective Amendment No. under 1933 Act: 1222 Accession No.: 0001213900-24-062958	Innovator Equity Defined Protection ETF – 1 Yr July Filing date: July 1, 2024 Post-Effective Amendment No. under 1933 Act: 1205 Accession No.: 0001213900-24-057438

For each Fund, the disclosure in the applicable Registration Statement has been revised only as necessary to set forth the change in the Outcome Period, to update the applicable Cap and to update the disclosure consistent with prior Staff comments.

Comment 7 – Annual Fund Operating Expenses

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1) Fees caption shows a fee of 0.00% because each Fund has not adopted any related plan and if each Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 7

The Trust confirms that each Fund currently has no plan to adopt a Rule 12b-1 Plan and will make such filings and revisions as necessary if such a plan is adopted.

Comment 8 – Investment Objective

The Staff notes that each Fund will concentrate its securities in the “Information Technology” sector. Please explain why the “Information Technology Companies Risk” is subsumed within the “Underlying ETF Risk.” Additionally, please consider adding it as a separate risk or explain why a separate risk is not needed.

Response to Comment 8

Each Fund’s exposure to information technology companies is a result of its usage of FLEX Options that reference the Underlying ETF, rather than through direct investment in such companies. The Fund believes it is most appropriate to include risk disclosure relating to information technology companies under the Underlying ETF Risk, as the exposure arises with the Underlying ETF and will change with any changes in the Underlying ETF’s holdings. The risk factor, in the Fund’s view, adequately addresses the risk of a Fund by virtue of its exposure to the Underlying ETF, and therefore information technology companies. Further, the Funds each have a “Concentration Risk” that was added consistent with prior correspondence with the Staff that discloses the risks associated with the Fund being concentrated.

Comment 9 – Management of the Fund

Please confirm that the next post-effective amendment will include the complete disclosure on Fund portfolio managers required by Items 5 and 10 of Form N-1A and will reflect all personnel changes.

Response to Comment 9

The Funds confirm that the next post-effective amendment for each will contain all of the information required by Items 5 and 10 of Form N-1A and will reflect all personnel changes.

Comment 10 – Principal Investment Strategies

The Staff notes the hypothetical graphs in the “Principal Investment Strategy” section do not have numbers on the x-axis or y-axis. Please consider adding numbers to each graph so that a reasonable shareholder could more clearly understand each graph. Additionally, please supplementally explain the process for adding final cap numbers to the hypothetical outcome period table.

Response to Comment 10

The Fund respectfully declines to add numbers to the x-axis or y-axis to stay consistent with other Funds in the Innovator ETFs complex that employ the same investment strategy and keep the graphic evergreen. Since the Cap changes from one outcome period to the next, numbers in the graphic may be misleading to investors. Further, the Funds believe adding numbers may increase the risk of an investor purchasing shares intra-period and not accounting for changes in the Fund’s value versus that of the Fund at the onset of the Outcome Period. The Funds reiterate their belief that the graphics, as presented, are helpful and are able to be understood by a reasonable investor. With respect to the final cap numbers, the Fund files cap ranges because final numbers for the outcome period are not available at the time of filing. As was agreed with the Staff , the defined outcome funds in the Innovator ETFs complex file the registration statement pursuant to Rule 485(B) with cap ranges and go effective on that filing. After filing the cap ranges, the Fund gets final numbers for the outcome period and updates all references to the Cap in the prospectus, including in the hypothetical table, in a subsequent final filing. No shares of a Fund are sold until the final numbers have been filed in this updated filing.

Comment 11 – Statement of Additional Information

Please confirm the disclosure to the “Investment Adviser and Other Service Providers” section in each Fund’s SAI will reflect the required disclosure in response to Item 19(a)(3) of Form N-1A with respect to the compensation of each Fund’s adviser and sub-adviser or explain to the Staff why the disclosure is not required.

Response to Comment 11

Each Fund’s SAI has been revised to disclose the method of calculating the advisory fee under both the investment advisory agreement and the investment sub-advisory agreement. Item 19(a)(3)(i) of Form N-1A requires a fund disclose the total dollar amounts “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” Additionally, Item 19(a)(3)(ii) of Form N-1A requires the disclosure, if applicable, of “any credits that reduced the advisory fee for any of the last three fiscal years.” As each Fund has not yet commenced operations, each Fund has not paid the Adviser under the investment advisory contract, nor have any credits reducing the advisory fee be incurred, and therefore, no such information is available to be disclosed. The Registrant confirms that the information with respect to the compensation of each Fund’s adviser and sub-adviser will be disclosed once such information is available.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren